

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 20, 2016

James C. Hagan
President and
Chief Executive Officer
Westfield Financial, Inc.
141 Elm Street
Westfield, MA 01085

> **Re:** **Westfield Financial, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 24, 2016**
> **File No. 333-212221**

Dear Mr. Hagan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the total merger consideration to be paid in the transaction. Please also disclose that the merger is subject to a floor price and a related termination right, as described on page 103.

The Merger, page 49

Opinion of Piper Jaffray, Financial Advisor to Chicopee, page 57

2.   We note that Piper Jaffray used certain financial data and certain internally prepared
        forecasts provided by Chicopee and Westfield in preparing its fairness opinion. Please
        disclose the financial data and forecasts provided to Piper Jaffray or tell us why such
        information is not material to investors.

The Merger Agreement, page 89

Representations and Warranties, page 92

3.   We note your disclosure that the representations and warranties made in the merger
        agreement were made for purposes of the agreement between Westfield and Chicopee
        and that they should not be relied upon by investors as statements of factual information.
        Disclosure with respect to an agreement's representations, warranties, and covenants
        (whether through incorporation by reference or direct inclusion) constitutes disclosure to
        investors, and you are required to consider whether additional disclosure is necessary in
        order to put the information contained in, or otherwise incorporated into that publication,
        into context so that such information is not misleading. Refer to Report of Investigation
        Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission
        Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange
        Act Release No. 51283 (Mar. 1, 2005). Please revise your disclosure to remove the
        implication that the merger agreement and summary do not constitute public disclosure
        under the federal securities laws and to clarify that you will provide additional disclosure
        in your public reports to the extent that you are or become aware of the existence of any
        material facts that are required to be disclosed under federal securities law and that might
        otherwise contradict the representations and warranties contained in the agreements and
        will update such disclosure as required under federal securities laws.

Exhibit 8.1 – Form of Opinion of Hogan Lovells US LLP as to certain federal income tax matters

Exhibit 8.2 – Form of Opinion of Luse Gorman, PC as to certain federal income tax matters

4.   We note that each counsel has provided a short-form opinion, as contemplated by
        Section III.B of Staff Legal Bulletin No. 19. As such, please have each counsel revise its
        opinion to state that the tax disclosure in the prospectus is the opinion of counsel as to the
        material federal tax consequences of the merger. Alternatively, please have each counsel
        provide a long-form opinion opining on such consequences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services